Exhibit 3.4.2

RESOLVED, that Article VI, Section 1 of the bylaws, be revised to read as follows:

“SECTION 1. FORM AND EXECUTION OF CERTIFICATES.—The certificates of shares of the capital stock of the corporation shall be in such form as shall be approved by the board of directors. Shares issued in certificate form shall be signed by the chairman of the board of directors or the president, or a vice president, and by the secretary or an assistant secretary or the treasurer or an assistant treasurer. Each certificate of stock shall certify the number of shares owned by the shareholder in the company. The shares of the corporation shall be represented by certificates unless the board of directors shall by resolution provide that some or all of any class or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until the certificate is surrendered to the corporation.”

RESOLVED, that Article III, Section 1 of the bylaws, be revised to read as follows:

“SECTION 1. NUMBER AND QUALIFICATION.—The number of directors of the corporation which shall constitute the whole board shall be seven (7). The number of directors may be increased or decreased from time to time by amendment of the by-laws but the number thereof shall in no event be less than four (4) nor more than nine (9). The directors shall be elected at the annual meeting of stockholders and each director shall be elected to serve until his or her successor shall be elected and qualified. Directors need not be stockholders.”